

Dorothy Wise · 3rd

Chief Operating Officer at Mesh Communities, Inc.

Scotts Valley, California, United States · 491 connections ·

Contact info

 **Mesh Communities, Inc.**

 **Princeton University**

Featured



Santa Cruz Symphony Youth Music Education Program
YouTube

The Santa Cruz Symphony offers a Music Education Program benefiting students in elementary school...



Behind The Scenes of Santa Cruz Symphony's Tl Barber of Seville Nov 2016
YouTube

A Behind The Scenes look at Santa Cruz Symphony's production of The Barber of Seville,...

Experience



Mesh Communities, Inc.
1 yr 2 mos

Chief Operating Officer
Jul 2020 – Present · 8 mos

Advisor
Jan 2020 – Jul 2020 · 7 mos

Owner
Glenwood Equestrian Center
Jun 2002 – Present · 18 yrs 9 mos
Scotts Valley, CA

Full service horse boarding and training facility focusing on dressage, jumping and eventing.



Executive Director
Santa Cruz Symphony
Jan 2016 – Jul 2020 · 4 yrs 7 mos
Santa Cruz, CA

Responsible for managing the day-to-day operation of the Symphony.



Owner/Producer

Spinning Owls Productions

Aug 2010 – Jan 2020 · 9 yrs 6 mos

Film Production company

Exec VP Development

Agile Software

Mar 1996 – Sep 2000 · 4 yrs 7 mos

Brought in to grow the development team for startup Agile Software. Executive in charge of Software Development, Q&A, Support, Documentation, Internationalization. Product Data Management software, ERP for manufacturing companies.

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Education



Princeton University

BSEE, Computer Science

1978 – 1982

Volunteer experience

Board Member

Association of California Symphony Orchestras

Apr 2017 – Present · 3 yrs 11 mos

Arts and Culture



Board President

Santa Cruz Symphony

Jul 2014 – Dec 2015 • 1 yr 6 mos

Arts and Culture



Board Member

Santa Cruz Symphony

Jul 2013 – Dec 2015 • 2 yrs 6 mos

Arts and Culture

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Skills & endorsements

Start-ups · 33

Endorsed by **William (Bill) Jamaca and 2 others who are highly skilled at this**

 Endorsed by **2 of Dorothy's colleagues at Santa Cruz Symphony**

Strategic Planning · 21

 Endorsed by **4 of Dorothy's colleagues at Santa Cruz Symphony**

Management · 20

 Endorsed by **3 of Dorothy's colleagues at Santa Cruz Symphony**

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